Exhibit 99.1

Corporate Communications

CNH Industrial and Microsoft announce new strategic partnership to redefine the world of connected industrial vehicles

A new CNH Industrial Service Delivery Platform, powered by Microsoft Azure cloud platform, will provide easy to access vehicle data for greater efficiency, easier predictive maintenance and overall productivity benefits.

London, February 1, 2018

CNH Industrial (NYSE: CNHI /MI: CNHI) and Microsoft have today announced a new Digital Transformation project, aimed at empowering customers of CNH Industrial’s global agricultural brands, Case IH and New Holland Agriculture, and its commercial vehicles brand IVECO, with enhanced technological services. The data gathered by connected vehicles will be used to streamline business operations as well as to unlock new revenue streams, thanks to the introduction of innovative digital services, powered by Microsoft Azure cloud and its intelligent technologies.

As a result of this project it is expected that the new generation of agricultural machines will be developed and equipped with new connectivity technologies to provide users with a range of value added services which utilize the extensive data set gathered during machine operation. The Service Delivery Platform will become pivotal in the digitalization process of CNH Industrial’s global agricultural brands, contributing to the development of advanced connected services and enabling for the seamless transfer of agronomic data from machines through the Microsoft Azure based cloud technologies.

Commercial vehicles could utilize innovative telematics technology, which offers new features and capabilities to fleet managers and end-customers, across all vehicle segments. Customers will be able to monitor a whole host of parameters, ranging from internal mechanics to driving style evaluations, benefitting from proactive maintenance and therefore improving overall vehicle uptime. Additional benefits for fleet managers include fuel consumption, as well as sharing this data with partners and suppliers for wider benefit.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

By partnering with Microsoft, CNH Industrial is able to offer customers a set of powerful tools to use Big Data to enhance their operations. This project forms part of the Company’s overall Service Delivery Platform, which also encompasses the Industrial Internet of Things (IoT), Artificial Intelligence, Analytics and Business Intelligence technologies, all of which are also elements of Microsoft’s ecosystem. CNH Industrial will also take advantage of Microsoft’s Enterprise Services division for the overall implementation of the Service Delivery Platform, leveraging Enterprise Services’ expertise in realizing complex digital transformation programs, from strategy through to delivery.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

MICROSOFT is the leading platform and productivity company for the mobile-first, cloud-first world, and its mission is to empower every person and every organization on the planet to achieve more.

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Media contacts:

Alessia Domanico	Laura Overall
Corporate Communications - Global	Corporate Communications Manager
CNH Industrial	CNH Industrial
Tel: +44 (0)2077 660 326	Tel. +44 (0)2077 660 338

Email: mediarelations@cnhind.com www.cnhindustrial.com